Growth Capital Acquisition Corp.

300 Park Avenue, 16th Floor

New York, New York 10022

(212) 895-3500

January 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Bradley Ecker

Re:	Growth Capital Acquisition Corp.
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-259391

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Growth Capital Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4 p.m. ET on Monday, January 24, 2022, or as soon as practicable thereafter.

Please call Jeffrey Rubin, Esq. at (917) 617-4327 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

/s/ George Syllantavos
George Syllantavos
Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP